

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Brett White
Chief Executive Officer
Ramco-Gershenson Properties Trust
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California

> **Re:** **Ramco-Gershenson Properties Trust**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/12/2010**
> **File No. 001-10093**

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 2. Properties

Tenant Information, page 22

1. Please confirm that you will revise future filings to describe the material terms of your significant leases.

Item 15. Exhibits and Financial Statement Schedules., page 52

2. We note that exhibits 10.21 and 10.22 only list and do not include the exhibits and schedules listed in the table of contents for such agreements. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the

complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 30, 2010

Proposal 1 – Election of Trustees

Trustees and Nominees, page 7

3.   Please confirm that your future filings will disclose *for each trustee* the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee. The summary disclosure on page 7, which refers to the trustees as a group, is not sufficient. Refer to Item 401(e) of Regulation S-K.

Compensation Committee, page 12

4.   We note your disclosure in this section regarding the Compensation Committee's role in reviewing the relationship between risk management policies and practices and your compensation program; however, it does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Named Executive Officer Compensation Table

Summary of Executive Compensation Table, page 26

5.   We note the disclosure in footnote (1) to the Summary Compensation Table. Please confirm that you computed grant date fair value in accordance with FASB ASC Topic 718. Also, please tell us and revise future filings to disclose all assumptions made in determining grant date fair value. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director